Mail Stop 4561

August 17, 2007

D. Anthony Peay, Chief Financial Officer
Union Bankshares Corporation
212 North Main Street
P.O. Box 446
Bowling Green, Virginia 22427

> **Re:** **Union Bankshares Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 10, 2007**
> **File No. 000-20293**

Dear Mr. Peay:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

Management's Discussion and Analysis

Asset Quality (Allowance of Loan Losses and Nonperforming Assets, page 27

1. You do not specify the unallocated portion of your allowance for loan losses in the table on page 28. Your accounting policy states the allowance for loan losses consists of specific, general and unallocated components on page 43. Please tell us the amounts of each of the components as of December 31, 2006, March 31, 2007 and June 30, 2007.

2. You state that during the first quarter of 2006, a comprehensive loan modification agreement was signed with respect to the $10.6 million loan secured by two assisted living facilities and other real estate. Please tell us how you applied SFAS 15, EITF 01-7 and SFAS 114 to this loan.

3. Please tell us if you have any other concentrations of credit risk besides the $10.6 million loan balance already disclosed. Refer to paragraph 15A of SFAS 107.

Note 1 – Summary of Significant Accounting Policies

(U) Recent Accounting Pronouncements, page 48

4. You state you do not "anticipate" the effects of SAB 108 will have a material impact on your consolidated financial statements. Please note that you were required to adopt SAB 108 in the first fiscal year ending after November 15, 2006. Please tell us if SAB 108 had any impact on your financial statements as of December 31, 2006. We may have further comments upon review of your response.

Item 9A. Controls and Procedures, page 71

5. We note your statement that "disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedure are met." Please tell us and revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, you may remove the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant